Exhibit 99.1

SuperCom Launches Major Electronic Monitoring Project in Sweden

$7 million Contract to Support Growth in 2019

Herzliya, Israel, January 24, 2019 – SuperCom Ltd. (NASDAQ: SPCB), a global provider of Secure-Identity, IoT, Connectivity, and Cyber Security solutions for the global Public and Private sectors , announced today that Company has secured a contract for a USD $7 million project with the national government of Sweden to deploy its PureSecurity Electronic Monitoring (EM) Suite. This project was formally awarded in April 2018 through a formal bid process and the contract execution has just been completed allowing for project launch.

This nationwide program will cover all prison and probation EM offender programs within Sweden. It will include approximately 1,000 simultaneous enrollees and four prison facilities during the first phase of the contract, with an option for expansion to additional facilities. The total duration of the contract is up to 8 years.. The initial deployment will include the following PureSecurity offerings: home detention, GPS tracking of offenders, alcohol monitoring and inmate monitoring. SuperCom expects to deploy the initial order and start generating recurring revenues in the coming months.

“We are excited to begin work on this major contract award,” commented company President and CEO Arie Trabelsi. “As a reminder, we competed against other companies including the incumbent EM vendor for Sweden for this award a. Our PureSecurity Electronic Monitoring technology was chosen based on our market-leading platform and on our successful deployments of this solution date in nine other countries around the globe. We look to this and other upcoming EM awards as key validations of our proprietary EM technology, and we look for additional wins in the future.”

Sweden has been a pioneer in EM for public safety programs in Europe for 25 years. Sweden launched its initial probation program in 1994 and the first inmate monitoring program a decade later in 2004. However, this is the first deployment to fully integrate traditional EM with inmate monitoring, providing authorities continuous tracking of offenders while they are in prison and while they are outside holding facilities during short-term release periods.

SuperCom's PureSecurity Suite is a best-of-breed electronic monitoring and tracking platform, which contains a comprehensive set of innovative features, including smart phone integration, secure communication, advanced security, anti-tamper mechanisms, fingerprint biometrics, voice communication, unique touch screens and extended battery life.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a superior all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

SuperCom Corporate Contact:

Ordan Trabelsi, President

Tel: 1-212-675-4606

ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results, performance or achievements to differ materially from those discussed in this press release are those detailed from time-to-time in prior press releases and in the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 20-F and reports on Form 6-K, The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.